Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

March 31, 2021

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Asia Timmons-Pierce
Jay Ingram
Division of Corporation Finance
Office of Manufacturing

Re:	Latham Group, Inc. (f/k/a Latham Topco, Inc.) Draft Registration Statement on Form S-1 Submitted on March 10, 2021 CIK No. 0001833197

Ladies and Gentlemen:

On behalf of Latham Group, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to the Company’s Draft Registration Statement on Form S-1 confidentially submitted on March 10, 2021 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated March 30, 2021 (the “Comment Letter”).

The Company is concurrently publicly filing its Registration Statement on Form S-1 (the “Registration Statement”), which reflects revisions in response to the Comment Letter and certain other updates. For the convenience of the Staff, we are supplementally providing blacklined copies of the Registration Statement, marked to show changes from the Draft Registration Statement.

Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Securities and Exchange Commission
Division of Corporation Finance
March 31, 2021

Summary, Consolidated Financial and Other Data, page 17

1.	Reference is made to your disclosure of Adjusted EBITDA Margin for the years 2016 through 2020. Please revise to provide the comparable GAAP measure with greater or equal prominence.

The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 3, 7, 9, 18, 63, 65, 79, 84 and 86 to provide the comparable GAAP measure, net income margin, with greater or equal prominence.

2.	In this regard, you present and discuss non-GAAP measures without any discussion of the most directly comparable GAAP measures throughout your filing. For example, on page 79, you discuss Adjusted EBITDA and Adjusted EBITDA Margin without discussing net income or net income margin. Please revise to disclose the most directly comparable GAAP measures with an equal or greater prominence. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 3, 7, 9, 18, 63, 65, 79, 84 and 86 to provide the comparable GAAP measure, net income/(loss) and net income margin, with greater or equal prominence.

Non-GAAP Financial Measures, page 64

3.	We note your Acquisition EBITDA Adjustments (J) in your non-GAAP measure presentation. It appears this adjustment represents a pro forma type adjustment or tailored measurement to arrive at the amount of adjustment. Please explain why you believe this is an appropriate non-GAAP measure adjustment. Please refer to the SEC's Compliance and Disclosure Interpretation for Non-GAAP measures and also Item 10(e) of Regulation S-K.

The Company respectfully advises the Staff that Adjustment (J) to Acquisition Adjusted EBITDA has been calculated to give effect to the Company’s acquisition of GL International, LLC (“GLI”) and its investment in Premier Pool & Spas as if both the acquisition and the investment had been made as of January 1, 2020 following the principles of the guidance of Article 11 of Regulation S-X, as amended by the Securities and Exchange Commission Release No. 33-10786. Specifically, Adjustment (J) includes (i) the pre-acquisition historical EBITDA of GLI for the period from January 1, 2020 through October 21, 2020, which is further adjusted for the incremental non-cash step up in the fair value of inventory that would have been expensed during the year ended December 31, 2020 had the Company acquired GLI on January 1, 2020, and (ii) the Company’s equity method investment income related to Premier Pools & Spas, which was calculated using Premier Pools & Spas’ net income for the year ended December 31, 2020 and applying the Company’s equity ownership percentage of 28% and adjusted for the amortization of the Company’s basis differences in Premier Pool & Spas, both items then adjusted for income taxes. The Company notes that neither the acquisition of GLI nor the investment in Premier Pools & Spas met the significance thresholds that would require pro forma financial information to be included in the Registration Statement in accordance with Regulation S-X, as amended by the Securities and Exchange Commission Release No. 33-10786. However, the Company believes the inclusion of Acquisition Adjusted EBITDA is useful to investors because it assists investors in distinguishing between the Company’s operating performance that is driven by organic growth from that which is driven by acquisitions. The Company respectfully advises the Staff that it believes that providing Acquisition Adjusted EBITDA gives investors important information about what the impact the acquisition of GLI and investment in Premier Pools & Spas would have been to the profitability of the Company for the entire period presented.

Securities and Exchange Commission
Division of Corporation Finance
March 31, 2021

The Company believes that Adjustment (J) to Acquisition Adjusted EBITDA is an appropriate non-GAAP measure as it is in compliance with Item 10(e) of Regulation S-K as follows:

•	Section (10)(e)(i): (A) It is not presented with greater prominence than the most directly comparable GAAP measure, net income; (B) it is reconciled to net income; (C) the Registration Statement contains a statement as to why the Company believes Acquisition Adjusted EBITDA provides useful information to investors regarding the Company’s results of operations; and (D) is not applicable to this measure.

•	Section (10)(e)(ii): (A) Acquisition Adjusted EBITDA is not a non-GAAP liquidity measure, it is a performance measure, and so clause (A) does not apply; (B) Acquisition Adjusted EBITDA does not eliminate or smooth items that are non-recurring, infrequent or unusual that are reasonably likely to recur within two years as the only adjustments to net income to derive Acquisition Adjusted EBITDA are adjustments to arrive at EBITDA (i.e., depreciation and amortization, interest expense and income taxes) and the non-cash step up in the fair value of inventory related to the Company’s acquisition of GLI, which was expensed during the year ended December 31, 2020; (C) the measure is not presented on the face of the Company’s consolidated financial statements or in the related footnotes; (D) the measure is not presented on the face of pro forma financial statements; and (E) the measure does not use titles or descriptions that are the same as, or confusingly similar to titles or descriptions used for GAAP financial measures.

Additionally, the Company also considered the SEC’s Compliance and Disclosure Interpretation (“CD&I”) for Non-GAAP measures and believes that Adjustment (J) to Acquisition Adjusted EBITDA is an appropriate Non-GAAP measure as it is compliance with the CD&I guidance as follows:

•	Section 100 General: The Company does not believe Acquisition Adjusted EBITDA is misleading as it provides additional useful information regarding the profitability of GLI and the Company’s equity investment in Premier Pools & Spas.

•	Section 102 Item 10(e) of Regulation S-K: The questions in this section of the CD&I have been addressed above in the assessment of Item 10(e) of Regulation S-K above.

•	All other sections of the CD&I guidance are not applicable to the presentation or calculation of Acquisition Adjusted EBITDA as presented in the Registration Statement.

*         *         *

Securities and Exchange Commission
Division of Corporation Finance
March 31, 2021

If you have any questions regarding the Registration Statement or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3025 or Patricia Vaz de Almeida at (212) 373-3367.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy

cc:	Scott M. Rajeski
Latham Group, Inc.

J. Mark Borseth
Latham Group, Inc.

Jason Duva, Esq.
Latham Group, Inc.

Ian D. Schuman, Esq.
Latham & Watkins LLP

Erika Weinberg, Esq.
Latham & Watkins LLP